Mail Stop 4-6

      October 8, 2004

Bobby Yazdani
CEO and Chairman
Saba Software, Inc.
2400 Bridge Parkway
Redwood Shores, California 94065-1166

	RE:	Saba Software, Inc.
		Amendment No. 1 to Form S-3
		Filed September 9, 2004
		File No. 333-118226

		Form 10-K for fiscal year ended May 31, 2004
		File No. 0-30221

Dear Mr. Yazdani:

      We have reviewed your filings and have the following comments.
Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form S-3

Our Business, page 1
1. Please revise this section to include only information that summarizes the key aspects of this offering and your business.
You
may move non-conforming information to elsewhere in your document. See Item 503(a) of Regulation S-K.

2. We note your assertion that you are a "leading provider" of human capital development and management solutions. Please revise to disclose your basis for this assertion. For example, is this assertion based on how your revenues compare with the revenues generated by each significant competitor in your industry, or on the number of customers, or your market share, etc? We note similar assertions on pages 1 and 11 of your Form 10-K. Additionally, please revise your competition section on page 5 of your Form 10-K to link this assertion to your discussion of your industry position. See
Item 101(c)(1)(x) of Regulation S-K.
3. Please balance your discussion of your leading industry position by also disclosing your general financial condition over the last fiscal year including your history of net losses and negative cash flow, as well as describing your substantial indebtedness.

Risk Factors, page 2
4. Your risk factor section is long and appears to consist of risk factors that are not specific to your company or this offering.
In
this regard, do not present risks that could apply to any issuer in your industry. Please review your risk factors to revise or eliminate any risk factors as necessary in order to ensure meaningful disclosure that is specific to your company or this offering.

For example:

* "We are exposed to recent unfavorable economic conditions," page
4
* "If we lose key personnel or are unable to attract and retain
....,"
page 5
* "If we fail to maintain an effective system of internal controls
....," page 5
* "Our market is subject to rapid technological change ..." page 7
* "Sales of shares eligible for future sale could cause ...," Page
10
5. Additionally, in each risk factor, get to the risk as quickly as possible and provide only enough detail to place the risk in context.
In some of your risk factors, the actual risk you are trying to convey does not stand out from the numerous bullet points or the extensive detail you provide.
   For example:

* "Fluctuations of our results could cause our stock price ...," page 3
* "If we are unable to manage the complexity ...," page 6
6. To the extent useful and available, provide quantification to explain and give context to amounts your describe as "significant" or
"substantial."
   For example:

* In "Fluctuations of our results could cause ...," page 3, please quantify by amount or percentage the past fluctuations in your operating revenues, as well as the fluctuations in your overall quarter-to-quarter operating results.
* In "A decline in the price of, or demand for, our main product
....," page 4, quantify by amount or percentage what is meant by
"substantial majority."
* In "Our stock price may fluctuate substantially," page 10, quantify by amount or percentage the fluctuation in stock price over a quarterly or yearly basis.

Difficulties we may encounter managing our growth ..., page 5
7. Please briefly describe what is meant by your intention to grow your business "significantly." For example, how do you intend to grow your business? Are you planning to expand your sales force? If so, by how much (e.g., 20%, 50%, etc.)? Are you planning growth through acquisition? A more detailed explanation of your planned growth is appropriate for your MD&A and business sections as well.

Claims by third parties that we infringe on their intellectual property ..., page 8
8. Please briefly disclose your history of litigation in this area, including the IP Learn settlement.

If we release products containing defects ..., page 8
9. Disclose whether you have experienced any material difficulty in the past with undetected errors or performance problems.

We may not be able to secure necessary funding ..., page 9
10. Please revise to address the risks associated with failing to satisfy the Nasdaq requirements under a separate risk factor caption.
In this regard, disclose whether you met this requirement for the three months ending August 31, 2004.

Disclosure Regarding Forward-Looking Statements, page 12
11. Additionally, please eliminate statements that limit the amount of reliance investors may make on the disclosure provided in your prospectus. In this regard, we note in your second paragraph the statement that investors "should not place undue reliance on any forward-looking statements."

Selling Security Holders, page 13
12. Item 7 of Form S-3 requires disclosure of material relationships between the selling security holders and the registrant within the past three years. A description of how these selling stockholders acquired their shares, and the material terms of the securities they acquired constitutes a material relationship that must be described within your Form S-3. Therefore, please revise your selling stockholder section to include this information. See Item 507 of Regulation S-K.
13. Please disclose unequivocally, if true, that Messrs. Samber and
Leniham exercise the sole/shared voting and dispositive powers with respect to the shares to be resold. See interpretation 4S of the Regulation S-K portion of the March 1999 Supplement to our publicly available CF Telephone Interpretation Manual.
14. Disclose whether either of the selling security holders is an affiliate of a broker-dealers. If such broker-dealer affiliation exists, disclose whether the selling security holder acquired their shares in the ordinary course of business and whether at the time of the acquisition it had any plans or proposals, directly or with any other person ,to distribute the shares. Additionally, explain the nature of the affiliation.
15. If applicable, please update your selling security holder table so that the information is current at the time of your amended filing.

Plan of Distribution, page 14
16. We note that the selling shareholders may engage in short sales.
Please advise whether the selling shareholders have any currently open short positions, and if so, the amount. In this regard, please confirm that you are aware of CF Telephone Interpretation A.65.
17. Regarding your disclosure on page 15 where you state that you will file a "prospectus supplement" if you are notified that any of the selling shareholders entered into a material arrangement with broker-dealers for the sale or purchase of shares, please revise to clarify that, consistent with you undertaking in Item 512(a)(1)(iii)
of Regulations S-K, you will file a post-effective amendment to reflect this change, rather than a prospectus supplement.

Exhibit 5.1
18. We note your legal opinion is limited to the "General
Corporation
Law of the State of Delaware." As you may know, Section VIII A.14 of the CF Current Issues Outline restricts such limitation unless your legal counsel can confirm in writing that it understands that any such limitation includes the statutory provisions and also all applicable provisions of the Delaware Constitution and reported judicial decisions interpreting these laws. Please either revise your legal opinion as necessary or provide the required written confirmation.

Form 10-K for fiscal year ended May 31, 2004

General
19. To the extent that comments on the Form S-3 are applicable to your periodic reports, revise as appropriate. In addition, to the extent that comments on the Form 10-K are applicable to other periodic reports or your disclosure in the prospectus, revise as appropriate.

Our Customers, page 3
20. Please provide us with copies of all materials that support your claim that your customers represent 22% of the Fortune Global 100 and
20% of the FTSE 100.
21. Additionally, regarding your statement that your customers are "leaders in their regions," disclose your basis for stating that two of your customers represent "two of the top five companies in Europe," that three of your customers represent "the top three companies in Germany," and that one of your customers "is the largest company in Brazil." For example, is this assertion based on the respective company`s revenues, market capitalization, market share, etc? Are these companies the largest in all industries or a specific industry?

Alliances, page 4
22. Please advise us whether any of the "strategic alliance agreements" and "alliance agreements" referenced in this section are material to your operations or contain terms in the agreements that are material to an investors understanding of your business. If any material agreement exists, please disclose in this section. For example, have you relied heavily on any of your strategic alliances in the past or expect such reliance in the future? Do any of the terms of your agreements hinder your ability to recruit or hire certain personnel?


Research and Development, page 5
23. We note that a significant percentage of your operational expenses are attributable to your research and development activities. Consistent with the requirements of Item
101(c)(1)(xi),
disclose the amount spent during each of the last three fiscal years on research and development activities.

Proprietary Rights, page 6
24. Please clarify whether you currently possess any material patents, licenses, etc., as well as clarify their importance, duration and effect. In this regard, we note from your MD&A, page 11, the emphasis you place on the license revenue that Saba
Enterprise Learning generates.  See Item 101(c)(1)(iv) of
Regulation
S-K.

Item 3.  Legal Proceedings, page 8
25. Please provide the basis for your belief that the November
2001
complaint filed in the Southern District of New York and the March 12, 2004 complaint filed by Docent, Inc. are without merit.

Item 7. Management`s Discussion and Analysis, page 11

Overview, page 11
26. An informative overview informs readers how the company earns revenues and income and generates cash, as well as provides insight into short and long term material opportunities, challenges and risks
on which the company`s executives are most focused.  Please
consider
adding disclosure that discusses any short and long term material opportunities, challenges and risks that concern management, as well as the actions management is taking to address them. For example, expand your discussion of how Saba earns its revenues by distinguishing between revenues from licenses and services, and discuss the decreasing importance of license revenues. Similarly, more specifically discuss how management intends to focus on "aggressively managing costs to achieve positive cash flow from operations ...."  Additionally, based on the decline in North
American employees and increase in employees outside of North America, discuss whether management is pursuing a plan to decrease costs by moving additional operations outside of North America. See
Section III.A of SEC Release 33-8350.
27. Your MD&A provides discussion and analysis of past financial condition and operating analysis, however, there does not appear to be much emphasis on your prospective financial condition and operating performance. Please consider revising your MD&A, including your overview section, to discuss prospective matters, such as subscription trends. Please focus in you revised discussion on any material trends and uncertainties. In this regard, we note your general discussion of the decrease in worldwide demand; however, please expand this discussion to explain how you anticipate this will impact Saba. For example, it is unclear how the benefit you received from the "high level of renewals" last year will impact your operations in the current year. Additionally, we note from the last risk factor on page 2 of your Form S-3 that you expect to incur losses for the foreseeable future and will need to generate "significantly higher revenue" in order to achieve profitability. Please further explain this statement in this section. See Section
III.B.3 of SEC Release 33-8350.
28. Please discuss in this section your 2004 restructuring activities and their impact on your business. Specifically, discuss the period(s) over which your employee reductions occurred and the rationale behind these reductions.
29. Additionally, tell us what your expectation is of additional restructuring charges or adjustments. Tell us what consideration you gave to MD&A of such charges and adjustments.
30. As mentioned in the risk factor on page 4 of your Form S-3, please include within your business section a discussion of your sales cycle.

Revenue Models, page 11
31. In light of the fact that service revenues accounted for 71% of fiscal 2004 revenues and 63% of fiscal 2003 revenues, please clarify your statement that "we generate the majority of our revenues from the sale of perpetual software licenses, primarily Saba Enterprise learning, along with annual support services ...,"

Results of Operations, page 13
32. Regarding your disclosure that one customer that accounted for 12% of your revenues in fiscal 2003, please advise us of the reasons for this change. For example, is this no longer a customer of Saba, or did the amount generated by this customer decrease? Please consider the materiality of this change to an investor`s understanding your business.
33. We note your disclosure that you attribute the decline in your consulting revenue in fiscal year 2004 to an increase in the number of implementations performed by third-party integrators. You also indicate that your international customers are more likely to use third party integrators, and there was an increase in this mix of customers during this period. Do you expect that the mix of international customers will continue to increase? In this regard, will any such increases result in continuing declines in your consulting revenue?
34. We note that between 2004 and 2003 you experienced lower "consultant utilization rates" and "lower realized average hourly billing rates" for your consultants. We note that you indicate such declines led to the increase in cost of services as a percentage of services revenue for such period. Please revise to clarify the percentage of such increase that is the result of a reduction in volume of services sold versus a reduction in prices charged for such services.
35. In this section, you sometimes refer to two or more factors that contributed to material changes over the reported periods. Some examples of these factors include the following:

* The decrease in service revenues affected by the decreases in consulting revenue, partially offset by increases in support revenue;
* The decrease in R&D expenses due to the decrease in R&D personnel, partially offset by increased staffing in your lower-cost development center in India; and
* The decrease in sales and marketing expenses resulting from reduced sales and marketing personnel, lower commission expense and lower expenditures for marketing programs.

Please revise to quantify the amount of the changes contributed by each of the factors or events that you identify as they relate to revenues, research and development expense and marketing expense.
See Section III.D of SEC Release 33-6835.

Liquidity and Capital Resources, page 19
36. When comparing to prior years your cash flows from operating, investing and financing, disclose the percentage change for each increase and decrease you reference.
37. Your discussions of cash used in operating activities are recitations of the reconciling items identified on the face of the statements of cash flows. This type of narrative does not contribute to an understanding of your cash flows but simply repeats items that are readily computable from the financial statements. Revise to address material changes and trends in the underlying drivers (e.g.
cash receipts from customers, cash payments to suppliers, etc.) in financial statement line items as they impacted your liquidity and capital resources. For example, revised disclosure should address the $10 million decrease in working capital from fiscal year 2003 to
2004 and whether this constitutes a trend impacting future liquidity and capital. See Instruction 4 to Item 303 of Regulation S-K and
Section IV.B.1. of SEC Release 33-8350.
38. We note your disclosure that your previous and amended credit facility provides for the maintenance of certain covenants including the one financial covenant you disclose. Revise to disclose any other material covenants in both quantitative and qualitative terms and whether you expect to meet the requirements of these covenants in the future.

Contractual Obligations, page 20
39. Please explain why you have not reflected purchase obligations for goods or services that are enforceable and legally binding. The footnotes to the table should discuss any material termination or renewal provisions to the extent necessary for an understanding of the timing and amount of the registrant`s payments under its purchase obligations. See Item 303 (A)(5) of Regulation S-K.

Consolidated Statements of Operations, page 34
40. We note you include amortization of deferred stock compensation and other stock charges as one line item in your statements of operations. Revise your presentation by allocating the amount of amortization related to each line item in the statements of operations (i.e. research and development, sales and marketing and general and administrative) or provide a schedule below your statement of operations detailing amounts that should be allocated to each line item.

Consolidated Statements of Stockholders` Equity, page 35
41. Explain to us both the amounts and why certain repurchases of common stock are netted against stock option exercises in each of the fiscal years. It would appear these repurchases should be classified as treasury shares. Please advise.

Note 2. Summary of Significant Accounting Policies

Cash Equivalents, page 38
42. Please tell us the composition of cash equivalents given the materiality of the amount.

Revenue Recognition, page 43
43. We note on page 3 that you provide several product support options to your customers. Tell us supplementally what level of support is included for perpetual license agreements in which support is bundled and how these support options affect your revenue recognition. Explain the payment terms, duration of support arrangements and how you account for discounts on purchases and/or future purchases.
44. We note you provide hosting services to your customers. Tell us whether your arrangements include any up-front fees charged to customers, and if so, clarify the nature of the up-front fee and how the related revenue is recognized. Also, clarify whether you incur any set-up costs or acquisition costs (i.e. commissions) associated with your hosting arrangements. If, so, tell us your accounting for theses costs and refer to the literature that supports your accounting.
45. For your fixed-fee arrangements, revise to disclose the basis you use to determine the amount of revenue that is proportional to the performance of the services. For example, do you use milestones or another form of input or output measure? Do you use costs incurred?
Please advise and justify the methodology you use.
46. When you use the price established by management to determine VSOE of fair value tell us the period of time between establishing of the price and the element`s introduction into the marketplace.
47. Tell us and disclose if you have any delivery and acceptance or testing clauses and if you have clear timescales for such procedures with trigger points of acceptance. Explain how you recognize revenue under such arrangements.
48. Tell us how you determine the payment terms you offer your customers and what you believe your normal and customary payment terms are. Tell us how you recognize revenue on contracts that involve extended payment terms. Note that extended payment terms may include periods less than one year, particularly if the use of the extended payment terms is not your customary practice. Tell us if there are any set-offs or termination charge reimbursements or concessions associated with your normal payment terms. Confirm to us that you have a history of successfully collecting under your original terms without making concessions. Explain how your normal payment terms comply with the guidance in paragraphs 27 through 30 of
SOP 97-2 as well as AICPA Technical Practice Aid 5100.56 and .57.
49. We note that Saba Enterprise Learning Suite and Performance Suite includes various applications. Tell us how your revenue recognition for multiple-element arrangements, which may be comprised of separate contracts, complies with the AICPA Technical Questions and Answers
Section 5100.39 "Software Revenue Recognition for Multiple-Element
Arrangements."

Note 5. Stockholder`s Equity, page 46
50. Please explain your accounting for the fiscal 2000 restricted stock issuances with respect to compensation. Reference the related supporting accounting literature.
51. We note employees who elected to participate in the exchange program were also required to exchange all option grants during the six-month period prior to the cancellation date. We also note that some employees terminated their employment during the six-month period and were not granted replacement options. Tell us how you accounted for these grants and cancellations in accordance with FIN
44, APBO No. 25 and EITF 00-23.
52. Please explain why variable plan accounting did not apply to the option exchange program. Tell us how your accounting addresses Issue
39 in EITF 00-23.

Note 9. Litigation, page 52
53. Refer to your disclosure regarding the settlement agreement with
IP Learn, LLC. We note you recognized the aggregate settlement amount in fiscal 2004. Tell us supplementally what these settlement payments relate to. Are they for past, present or future use of the four patents in question? If so, tell us what periods the patents relate to. Additionally, confirm that the shares issued in settlement are in fact shares of common stock and not stock options issued as noted on page 36 in your consolidated statements of stockholders` equity. We may have further comments.
54. Refer to your disclosures surrounding your litigation with Docent, Inc. as well as other legal proceedings. If it is at least a reasonable possibility that a loss or an additional loss may have been incurred, revise to give an estimate of the possible loss or range of loss or state that an estimate cannot be made. Refer to paragraph 10 of SFAS 5.

Note 11. Acquisitions, page 53
55. We note that you refer to an independent valuation in your discussion of the allocation of the purchase price of Ultris Inc. When you refer to an independent appraisal or valuation you should also disclose the name of the expert and include the expert`s consent with the filing. Refer to Section 436(b) of Regulation C. Revise or delete this reference.



Note 12. Restructuring, page 54
56. We note you discuss your restructuring programs in the aggregate for each year presented. Revise to describe separately the facts and circumstances related to each restructuring plan implemented and the expected completion dates. See paragraph 20.a of SFAS No. 146.

*    *    *    *

      As appropriate, please amend your filings in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
* the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rule 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Patrick Gilmore, Staff Accountant, at (202) 824-5355 or Craig Wilson, Senior Assistant Chief Accountant, at
(202)
942-2949, if you have questions regarding comments on the financial statements and related matters. Please contact Robert D. Bell, Staff
Attorney, at (202) 942-1953, Tangela Richter, Staff Attorney, at
(202) 942-1837, or me at (202) 942-1990 with any other questions.

						Sincerely,


						Barbara C. Jacobs
						Assistant Director
						Office of Computers and Online
Services


cc:	James R. Tanenbaum, Esq.
	Morrison & Foerster LLP
	Fax (212) 468-7900
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Mr. Bobby Yazdani
Saba Software, Inc.
Form S-3; File No. 333-118226
October 8, 2004
Page 13 of 13